

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2013

Via Email
Nir Sztern
President and Chief Executive Officer
Cellcom Israel Ltd.
10 Hagavish Street
P.O. Box 4060
Netanya 42140 Israel

> **Re:** **Cellcom Israel Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2012**
> **Filed March 4, 2013**
> **File No. 001-33271**

Dear Mr. Sztern:

We have reviewed your filing and have the following comments. In some of our comments we ask you to provide us with proposed disclosure and confirm your compliance in future filings. In other comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Results of Operations – Comparison of 2010, 2011, and 2012, page 102

1. Please provide a separate discussion of the results of operations of each of your reportable segments, including their respective EBITDA, in addition to a discussion of your consolidated results of operation. Please provide us your proposed disclosure. In this regard your letter dated September 20, 2012 stated you will address your segment information, consistent with those disclosed in your financial statements under IFRS 8.

B. Liquidity and Capital Resources, page 110

2. We note your disclosure in the third paragraph on page 111 where you state you believe your free cash flow together with your financial reserves will be sufficient to fund your anticipated cash needs for working capital, capital expenditures and debt service for at

least the next 12 months. Further, in the fourth paragraph on the same page, you also state it is possible that your Board of Directors' estimate of your cash needs will be incorrect, or that events could occur that could increase your cash needs beyond anticipated; and if these events occur you may not have sufficient cash to cover these needs as a result of prior dividend payments and you would need to identify additional sources of financing. Please provide us with proposed disclosure and confirm you will clarify in future filings whether your belief regarding your free cash flow assumes no further dividend payments and whether such a belief would have to be qualified if there are subsequent dividend payments.

Note 11- Intangible Assets, page F-31

3.   We note that for the purpose of goodwill impairment testing and determining Netvision's recoverable amount, you assumed an after-tax discount rate of 9.5% based on Netvision's weighted cost of capital. Tell us how it complies with paragraphs 55-56 of IAS 36 which requires that the discount rate shall be pre-tax and is estimated from the rate implicit in current market transactions for similar assets or from the weighted average cost of capital of a listed entity that has a single asset (or a portfolio of assets) similar in terms of service potential and risks to the asset under review. Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 at Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director